UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

LOWRANCE ELECTRONICS, INC.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

548900109

(CUSIP Number)

Hugo Maurstad

Strandpromenaden 50

3191 Horten

Norway

+47 33 03 40 00

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 1, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 548900109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Simrad Yachting AS

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK/AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,425,873

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,425,873

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,425,873

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not applicable

13.	Percent of Class Represented by Amount in Row (11) 86.2%*

14.	Type of Reporting Person (See Instructions) CO

*                                         Based on 5,135,516 shares of common stock of Lowrance Electronics Inc. (“Lowrance”) outstanding as of January 29, 2006, as represented by Lowrance in the Agreement and Plan of Merger, dated as of January 29, 2006, by and among Simrad Yachting AS (“Simrad”), Navico Acquisition Corp. (“Navico”) and Lowrance (the “Merger Agreement”) discussed in Items 3, 4 and 6 below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Navico Acquisition Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK/AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,425,873

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,425,873

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,425,873

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not applicable

13.	Percent of Class Represented by Amount in Row (11) 86.2%*

14.	Type of Reporting Person (See Instructions) CO

*                                         Based on 5,135,516 shares of Lowrance common stock outstanding as of January 29, 2006, as represented by Lowrance in the Merger Agreement discussed in Items 3, 4 and 6 below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Altor 2003 GP Ltd*

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK/PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,425,873

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,425,873

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,425,873

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not applicable

13.	Percent of Class Represented by Amount in Row (11) 86.2%**

14.	Type of Reporting Person (See Instructions) CO

*                                         Altor 2003 GP Ltd is the legal representative and general partner of the limited partnerships which comprise Altor 2003 Fund, an investment fund governed by the laws of Jersey.

**                                  Based on 5,135,516 shares of Lowrance common stock outstanding as of January 29, 2006, as represented by Lowrance in the Merger Agreement discussed in Items 3, 4 and 6 below.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Statement on Schedule 13D originally filed on February 8, 2006 relating to the common stock, par value $0.10 per share (the “Shares”), of Lowrance Electronics, Inc, a Delaware corporation (“Lowrance”).  The Schedule 13D, as amended, is referred to herein as the “Schedule 13D”.  Unless otherwise indicated, capitalized terms used but not defined herein have the meanings assigned to such term in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated as follows:

On January 29, 2006, Lowrance, Simrad and Navico entered into the Merger Agreement, pursuant to which Navico, a wholly owned subsidiary of Simrad, would acquire Lowrance by means of a cash tender offer and second step merger.  On January 31, 2006, in accordance with the Merger Agreement, Navico commenced an offer (the “Offer”) to purchase all of the outstanding Shares of Lowrance, at a price of $37.00 per Share, net to the seller in cash and without interest, subject to certain terms and conditions.  The Offer expired at 12:00 Midnight, New York City time on Tuesday, February 28, 2006. According to the depositary for the Offer, a total of 4,105,658 Shares had been tendered and not withdrawn prior to this expiration, including 286,150 Shares subject to guaranteed delivery.  As a result of these purchases in the Offer, Simrad, through Navico, became the owner of approximately 80% of the outstanding Shares.

On March 1, 2006, Simrad announced that Navico would provide a subsequent offering period which would expire at 12:00 Midnight, New York City time, on Friday, March 3, 2006, unless extended. On March 6, 2006, Simrad announced that Navico extended the subsequent offering period and that it would expire at 12:00 Midnight, New York City time, on Wednesday, March 8, 2006, unless further extended. According to the depositary for the offer, as of 5:00 p.m. New York City time on Friday, March 3, 2006, a total of 4,425,873 Shares had been validly tendered in the offer and the subsequent offering period to date, including 47,088 Shares subject to guaranteed delivery. As a result of the tender offer, Simrad, through Navico, now owns approximately 86.2% of the outstanding Shares.

During the subsequent offering period, Lowrance stockholders who have not previously tendered their Shares into the Offer may do so and Navico will promptly purchase any such Shares at $37.00 per Share, net to the stockholder in cash without interest.

The purpose of the subsequent offering period is to enable Lowrance stockholders who did not tender their Shares prior to the initial expiration of the Offer to participate in the Offer and receive the offer price on an expedited basis, and also to enable us to attempt to acquire 90% or more of the outstanding Shares prior to the expiration of the subsequent offering period.

After expiration of the subsequent offering period, Navico will acquire all of the remaining outstanding Shares by means of a merger with and into Lowrance (with Lowrance as the surviving corporation (the “Surviving Corporation”) under Delaware law. Pursuant to the Merger Agreement, upon the consummation of the Merger, among other things, (i) the Surviving Corporation will be a wholly owned subsidiary of Simrad following the Merger; (ii) each Share of Lowrance (subject to certain conditions and exceptions set forth in the Merger Agreement) shall be converted into the right to receive $37 in cash without interest; (iii) the directors of Merger Sub will become the directors of the Surviving Corporation; (iv) the Certificate of Incorporation of the Merger Sub, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation and will be in effect until duly amended as provided therein or by applicable law; and (v) the by-laws of Merger Sub, as in effect immediately prior to the Merger, shall be the by-laws of the Surviving Corporation until duly amended as provided therein or by applicable law.

Upon consummation of the Merger, the Shares shall cease to be quoted on the Nasdaq National Market System and shall become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a)                    For purposes of Rule 13d-3 promulgated under the Exchange Act, the Reporting Persons may be deemed to be the beneficial owners of 4,425,873 Shares, representing an aggregate of 86.2% of Lowrance’s issued and outstanding Shares as of March 6, 2006.

To the knowledge of the Reporting Persons, no Shares are beneficially owned by any of the persons identified in Schedule I to this Schedule 13D.

(b)                   The sole power to vote or direct the voting of, and the power to dispose or direct the disposition of, the Shares described above is held by Merger Sub.  Simrad, through its ownership and/or control of Merger Sub, has and Altor, as a result of its ownership interest in Simrad may be deemed to have, the power to vote or direct the voting of and the power to dispose or direct the disposition of, such Shares.

(c)                    Neither of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any person or entity listed on Schedule I attached hereto, has effected any transactions in the Shares during the past 60 days.

(d)                   To the knowledge of the Reporting Persons no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividend from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The last paragraph of Item 6 is hereby amended and restated as follows:

The Tender Agreements terminated on March 3, 2006, upon the purchase of all of the applicable stockholders' Shares in the Offer.

Except as otherwise described herein, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or Schedule I annexed hereto and between such persons and any person with respect to any securities of Lowrance.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended and supplemented to include the following:

6.                                       Offer to Purchase of Simrad and Navico, dated January 31, 2006, as amended to date (incorporated herein by reference to Exhibit (a)(1)(a) to the Tender Offer Statement on Schedule  TO filed by Simrad and Navico with the Securities and Exchange Commission (“SEC”) on January 31, 2006 (the “Schedule TO”), as amended on February 23, 2006, February 28, 2006, March 1, 2006 and March 2, 2006).

7.                                       Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).

8.                                       Multicurrency Revolving Credit and Term Loan Facility Agreement, dated as of February 28, 2006, by and between, among others, Simrad and DnB NOR Bank ASA, as facility agent and security agent (incorporated herein by reference to Exhibit (b)(2) to Amendment No. 3 to the Schedule TO filed with the SEC on March 1, 2006).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 6, 2006

ALTOR 2003 GP LTD, as legal representative and general partner of the limited partnerships that, together, comprise the ALTOR 2003 FUND

By:	/s/ Edward Moore
Name: Edward Moore
Title: Authorized Signatory

By:	/s/ Lynda Elliott
Name: Lynda Elliott
Title: Authorized Signatory

SIMRAD YACHTING AS

By:	/s/ Hugo Maurstad
Name: Hugo Maurstad
Title: Chairman

NAVICO ACQUISITION CORP.

By:	/s/ Hugo Maurstad
Name: Hugo Maurstad
Title: President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).